Exhibit 99.1

NEWS RELEASE

Endeavour Silver’s Production Continued to Rise in 3rd Quarter, 2011;
Revenues Jumped 93% to US$38.8 million;

Guanajuato Plant Expansion and Commissioning Nearing Completion,
Plant Currently Operating at 1,100 Tonnes Per Day

Vancouver, Canada – October 11, 2011 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) announced today that silver and gold production from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State, continued to rise year-on-year in the Third Quarter, 2011.

Silver production was up 8% to 858,738 ounces (oz) and gold production was up 7% to 4,926 oz compared to the Third Quarter, 2010.  Revenues jumped 93% for the quarter to US$38.8 million thanks to both higher silver and gold production and higher realized metal prices.

Production Highlights of Third Quarter, 2011 (Compared to Third Quarter, 2010)

• Silver production up 8% to 858,738 oz
• Gold production up 7% to 4,926 oz
• Silver and equivalents production up 4% to 1.04 million oz (at a 40:1 silver:gold ratio)

• Revenues up 93% to US$38.8 million
• Bullion held in inventory at quarter-end included 189,131 oz silver and 1,275 oz gold
• Realized silver price up 120% to US$40.72 per oz sold
• Realized gold price up 35% to US$1,679 per oz sold

Godfrey Walton, President and COO, stated, “Endeavour delivered another quarter of growing silver and gold production in Q3, 2011.  Production was up slightly both year-on-year and quarter-on-quarter and is within our guidance for 2011.  We planned for a relatively flat quarter of production so that our operations teams could focus on our capital projects for the year, particularly the accelerated mine development programs at both mines and the plant expansion program at Guanajuato.  As a result of these capital investments, Endeavour anticipates production should set a new record in the 4th quarter, 2011.”

“The installation of the new 1,000 tonne per day (tpd) crushing, grinding and flotation circuits at Guanajuato was completed on time and budget in September and the plant has already ramped up production to more than 1,100 tpd.  Even though we experienced a start-up problem with the temporary new electrical supply (gen-set), other gen-sets have been rented while this problem is being resolved and the plant commissioning is nearing completion.  The expansion of a new electrical substation to replace the temporary gen-set is scheduled for completion towards the end of the 2nd quarter, 2012.”

Guanajuato

At Guanajuato, the Lucero vein continues to dominate mine production with the balance of ore coming from the Daniela, Karina and Bolanitos veins and the Cebada mine.  At the Lucero South mine, the main access ramp is on track to connect with the Lucero mine in Q1, 2012 and crosscuts have already accessed the top two levels of each of the Lucero, Karina, Fernanda and Daniela veins.  As a result, mine production has expanded to 1,000 tpd and the plant stockpile has grown to approximately 29,000 tonnes.  Mine development should open up the third levels in the Lucero, Karina and Daniela veins in October.

A new mining contractor has been hired for the Lucero ramp and new scoop-trams (one 2 yd and two 3.5 yd) plus a jumbo drill have been purchased with delivery scheduled before year-end to help speed up the mine development.  Rehabilitation of the old Asuncion shaft is now underway so that exploration and mining can start along the La Luz vein system in 2012.  Long-hole stoping of the thick Daniela vein is currently being considered in order to increase production in a more cost efficient manner.

The 2011 expansion of the Guanajuato plant is now complete although final commissioning is taking longer than expected due to the aforementioned problem with the temporary gen-set.  Endeavour installed a new Nordberg cone crusher, conveyor system, fine ore bin, refurbished 1,000 tpd ball mill and flotation cells and all are operating smoothly.  Commissioning should be completed shortly and the pre-existing 600 tpd mill and flotation circuits will be idled until such time as reserves and resources have grown sufficiently to support bringing them back on line.  The Guanajuato plant now has a capacity of 1,600 tpd.

Metal recoveries were lower in Q3, 2011 due to an oil leak into the mill feed which depressed recoveries into concentrate.  That problem was rectified during the quarter and should not recur.

Guanacevi

At Guanacevi, the Porvenir Norte ore-body continues to dominate mine production with Porvenir Dos ores complementing it.  The Porvenir Cuatro mine access ramp has reached the second deepest mine level and so will be fully developed for production shortly and the Santa Cruz mine access ramp has reached the fourth mine level and is being actively developed for production this year.

The dry stack tailings project at Guanacevi is also on time and budget, design work is complete, the filter presses are in transit and completion is expected in Q4, 2011. The new 115 Kva power line for the mine and plant is currently being designed with installation by CFE scheduled for commencement this quarter and completion early next year.

At the annual mine rescue competition in Mexico, our Guanacevi mine rescue team won two awards, placing 2nd in First Aid out of 70 teams and 3rd in mine rescue out of 27 teams.

Production Table for Third Quarter, 2011

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	87,662	952	305	0.83	75.3	82.6	647,397	1,933
Guanajuato	50,930	554	190	2.57	67.9	71.1	211,341	2,993
Consolidated	138,592	1,506	264	1.47	73.4	75.2	858,738	4,926

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.